Exhibit 12.1

Computation of Ratio of Earnings to Combined	Year Ended December 31,
Fixed Charges and Preferred Dividends	2017	2016	2015	2014	2013	2012
	(In thousands, except for ratio computation)
Income (loss) from continuing operations before adjustment for non controlling interest	$(7,028)	$(2,974)	$7,643	$(6,674)	$(4,219)	$7,365

Add back:
Fixed Charges	31,575	19,960	11,389	8,683	4,961	1,226
Distributed income of equity investees	9,252	11,405	24,617	11,550	289	607

Deduct:
Equity in (income) loss of equity investees	(10,336)	(11,632)	(17,893)	(5,133)	(1,501)	(13)
Capitalized Interest	-	-	-	(143)	(99)	-
Earnings as Defined	$23,463	$16,759	$25,756	$8,283	$(569)	$9,185

Fixed Charges
Interest expense including amortization of deferred financing fees	$31,520	$19,915	$11,366	$8,538	$4,854	$1,217
Capitalized Interest	-	-	-	143	99	-
Interest portion of rent expense	55	45	23	2	8	9
Fixed Charges	$31,575	$19,960	$11,389	$8,683	$4,961	$1,226

Ratio of Earnings to Fixed Charges	a	a	2.26	a	a	7.49

Preferred Share dividends	27,023	13,763	1,153	-	-	-
Combined Fixed Charges and Preferred Dividends	$58,598	$33,723	$12,542	$8,683	$4,961	$1,226

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	b	b	2.05	b	b	7.49

(a) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for 2017, 2016, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $8.1 million, $3.2 million, $0.4 million and $5.5 million for 2017, 2016, 2014 and 2013 respectively to achieve a coverage ratio of 1:1.
(b) Due to the loss from continuing operations, the ratio coverage was less than 1:1 for 2017, 2016, 2014 and 2013. We would have needed to generate additional earnings from continuing operations of $35.1 million, $17.0 million, $0.4 million and $5.5 million for 2017, 2016, 2014 and 2013 respectively to achieve a coverage ratio of 1:1.